Exhibit 5.2

Hebei Changjun Law Firm

March 14, 2025

To:

SOS Limited

Building 6, East Seaview Park, 298 Haijing Road, Yinzhu Street

West Coast New District, Qingdao City, Shandong Province 266400

China

Re: Legal Opinion Regarding Certain PRC Law Matters

To whom it may concern,

Hebei Changjun Law Firm (“We”), a qualified law firm of the People’s Republic of China (the “PRC”, for the purpose of issuing this opinion, excluding Hong Kong Special Administration Region, Macau Special Administration Region and Taiwan) is asked by SOS Ltd (the “Company”), a company incorporated in Cayman and listed on NYSE, to provide our opinion on the laws and regulations of the PRC effective as of the date hereof. We act as the PRC legal counsel for the Company, solely in connection with (i) the proposed offering (the “Offering”) of certain number of securities and (ii) the offer and resale of 484,281,240 Class A Ordinary Shares by the selling shareholder named therein, as set forth in the Company’s registration statement on Form F-3, including all amendments or supplements thereto (the “Registration Statement”), filed by the Company with the Securities and Exchange Commission (the “SEC”) under the U.S. Securities Act of 1933 (as amended) on March 14, 2025.

A. Documents and Assumptions

In rendering this opinion, we have examined the Registration Statement, originals or copies of the due diligence documents provided to us by the Company and the PRC Entities (as defined below) and such other documents, corporate records and certificates issued by the governmental authorities in the PRC (collectively the “Documents”) as we have deemed necessary and appropriate as a basis for the opinions hereinafter set forth.

In rendering this opinion, we have made the following assumptions:

(a)	the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity to the originals of those documents submitted to us as copies;

(b)	in response to our due diligence inquiries, requests and investigation for the purpose of this opinion, all the relevant information and materials that have been provided to us by the Company and the PRC Entities, including all factual statements in the documents and all other factual information provided to us by the Company and the PRC Entities, and the statements made by the Company, the PRC Entities and relevant government officials, are true, accurate, complete and not misleading, and that the Company has not withheld anything that, if disclosed to us, would reasonably cause us to alter this opinion in whole or in part. Where important facts were not independently established to us, we have relied upon certificates issued by governmental authorities and appropriate representatives of the Company and/or other relevant entities and/or upon representations made by such persons in the course of our inquiry and consultation;

(c)	All Documents submitted to us still exist, remain in full force and effect up to the date of this opinion and have not been revoked, amended, varied, cancelled or superseded by any other document or agreement or action; and no revocation or termination has occurred, with respect to any of the Documents after they were submitted to us for the purposes of this opinion;

(d)	that all parties to the documents provided to us in connection with this opinion, other than the PRC Entities, have the requisite power and authority to enter into, and have duly executed, delivered and/or issued those documents to which they are parties, and have the requisite power and authority to perform their obligations thereunder; and

(e)	with respect to all parties, the due compliance with, and the legality, validity, effectiveness and enforceability under, all laws other than the laws of the PRC.

B. Definitions

In addition to the terms defined in the context of this opinion, the following capitalized terms used in this opinion shall have the meanings ascribed to them as follows:

(a)	“CSRC” means the China Securities Regulatory Commission;

(b)	“Governmental Agency” or “Governmental Agencies” mean any national, provincial or local governmental, regulatory or administrative authority, agency or commission in the PRC, or any court, tribunal or any other judicial body in the PRC, or anybody exercising, or entitled to exercise, any administrative, judicial, legislative, police, regulatory, or taxing authority or power of similar nature in the PRC;

(c)	“Governmental Authorization” means any license, approval, consent, waiver, order, sanction, certificate, authorization, filing, disclosure, registration, exemption, permission, endorsement, annual inspection, clearance, qualification, permit or license by, from or with any Governmental Agency pursuant to any PRC Laws;

(d)	“M&A Rules” mean the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated jointly by the PRC Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC, and the State Administration of Foreign Exchange on August 8, 2006, which became effective on September 8, 2006 and were amended on June 22, 2009 by the Ministry of Commerce;

(e)	“SPV” means special-purpose vehicle. A “SPV” under the M&A Rules is defined as an overseas company that a domestic company or natural person directly or indirectly controls for the purpose of making its actual domestic company equities get listed abroad, and such term shall apply to a special-purpose company, which, for the purpose of getting listed abroad, its shareholders or the special-purpose company purchase (purchases) the equities of the shareholders of a domestic company or the share increase of a domestic company by paying with the equities of the special-purpose company it holds or by paying with the share-increase of the special-purpose company;

(f)	“Overseas Listing Trial Measures” mean the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies promulgated by the CSRC on February 17, 2023, which became effective on March 31, 2023;

(g)	“CAC Rules” mean related laws and rules regarding the Cyberspace Administration of China (the “CAC”), including the Cyber Security Law (effective as of June 1, 2017), the Data Security Law (effective as of September 1, 2021), the Personal Information Protection Law (effective as of November 1, 2021), the Cyber Security Review Measure (as amended on November 16, 2021 and effective as of February 15, 2022, adopted by CAC and other related governmental authorities and departments, including CSRC), the Measures of Data Cross-Border Transfer Security Assessment (as amended on May 19, 2022 and effective as of September 1, 2022, adopted by CAC) and the Regulations on the Network Data Security Administration (as released on September 30, 2024 and will effective as of January 1, 2025).

(h)	“PRC Entities” mean the PRC companies, as listed in Schedule 1, as at the date of this opinion;

(i)	“PRC Subsidiaries” mean the PRC operating companies.;

(j)	“PRC Laws” mean all applicable national, provincial and local laws, regulations, statues, rules, orders, decrees, notices and supreme court’s judicial interpretations of the PRC currently in effect and publicly available on the date of this opinion;

(k)	“Prospectus” means the prospectus, including all amendments or supplements thereto, that forms part of the Registration Statement.

Capitalized terms used herein and not otherwise defined herein shall have the same meanings described in the Registration Statement.

C. Opinions

Based on our review of the Documents and subject to the Assumptions and the Qualifications, we are of the opinion that:

(a)	With Respect to Permissions and Approvals from the PRC Authorities.

Each of the PRC Entities has received from the PRC authorities all requisite licenses, permissions, and approvals needed to engage in the businesses currently conducted in the PRC, which solely include the business licenses that authorize the scope of business operations, and no permission or approval has been denied. However, in the future, if any additional approvals or permissions are required, we cannot assure that any of these entities will be able to receive clearance of compliance requirements in a timely manner, or at all. Any failure to fully comply with any compliance requirements may cause the PRC Entities, to be unable to operate their businesses in the PRC, subject them to fines, relevant businesses or operations suspension for rectification, or other sanctions.

(b)	With respect to the M&A Rules.

The M&A Rules, among other things, purport to require CSRC approval prior to the listing and trading on an overseas stock exchange of the securities of an offshore special purpose vehicle established or controlled directly or indirectly by PRC Subsidiaries or individuals and formed for the purpose of overseas listing through the acquisition of PRC domestic interests held by such PRC Subsidiaries or individuals. Based on our understanding of the explicit provisions under PRC Laws, the CSRC’s approval is not required under the M&A Rules for the Offering. However, there are substantial uncertainties regarding the interpretation and application of the M&A Rules, other PRC Laws and future PRC laws and regulations, and there can be no assurance that any Governmental Agency will not take a view that is contrary to or otherwise different from our opinion stated herein.

(c)	Overseas Listing Trial Measures.

The Overseas Listing Trial Measures and relevant five guidelines require PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, to complete the filing procedure with the CSRC and submit relevant information. Based on our understanding of the Overseas Listing Trial Measures, securities issued using a “shelf” registration process shall complete the filing procedures with CSRC within three business days after the completion of an offering pursuant to any accompanying prospectus supplement to the Registration Statement. Therefore, the Company are required to file with CSRC after the completion of an offering pursuant to any accompanying prospectus supplement to the Registration Statement, and prepare a summary report to the CSRC after the completion of all offerings under this Registration Statement. The Selling Shareholders’ resale of the Ordinary Sales as described in the Registration Statement does not constitute a “subsequent offering” under the CSRC rules and hence the Company is not required to complete the filing procedures with CSRC for the Selling Shareholders’ resale. However, as uncertainties still exist regarding the interpretation and implementation of the Trial Measures, our opinion stated above is subject to any new laws, rules, regulations, and/or detailed implementations and interpretations in any form related to the Overseas Listing Trial Measures.

(d)	With respect to the CAC Rules.

According to the Cyber Security Law effective as of June 1, 2017, the CAC is responsible for the overall planning and coordination of cyber security work and relevant supervision and management to the construction, operation, maintenance and use of the network within the territory of the PRC.

According to the Data Security Law effective as of September 1, 2021, the Cyber Security Law shall apply to the outbound security management of the important data collected or produced by “critical information infrastructure operators” (the “CIIO”) during their operation within the territory of PRC, and the measures for the outbound security management of the important data collected or produced by “others data processors” during their operation within the territory of the PRC shall be formulated by CAC in conjunction with the relevant departments under the State Council.

According to the Personal Information Protection Law effective as of November 1, 2021, a personal information processor that truly needs to provide personal information outside the territory of PRC for business sake or other reason shall meet one of the following requirements: 1) passing the security assessment organized by CAC, 2) obtaining personal information protection certification from the relevant specialized institution according to the provisions issued by the CAC, 3) concluding a contract stipulating both parties’ rights and obligations with the overseas recipient in accordance with the standard contract formulated by the CAC, and 4) meeting other conditions set forth by laws and administrative regulations and by the CAC.

According to the Cyber Security Review Measure (as amended on November 16, 2021 and effective as of February 15, 2022, adopted by CAC and other related governmental authorities and departments, including CSRC), the purchase of cyber products and services by “critical information infrastructure operators” and “network platform operators” which engage in data processing activities that affects or may affect national security shall be subject to the cybersecurity review by the CAC and the Cybersecurity Review Office, the department which is responsible for the implementation of cybersecurity review as designated by the CAC. The network platform operators with personal information data of more than one million users that seek listing in a foreign country are obliged to apply for a cybersecurity review by the CAC and the Cybersecurity Review Office, and the CAC together with other competent authorities will review and make an assessment if such applicant’s seeking for listing in an overseas market may cause risks to national security

According to the Measures of Data Cross-Border Transfer Security Assessment (as amended on May 19, 2022 and effective as of September 1, 2022, adopted by CAC), if data processors providing data oversea meets one of the following conditions, the data cross-border security assessment shall report to national CAC through province level CAC: 1) data processors provide important data oversea, 2) personal information provided overseas by CIIOs or data processors handling personal information of more than 1 million people, 3) the cumulative amount of personal information provided overseas reached 100,000 people since January 1st of the last year; or the cumulative amount of sensitive personal information provided overseas reached 10,000 people since January 1st of the last year, and 4) other circumstances CAC defined that need report data cross-border transfer security assessment.

On September 30, 2024, the State Council released the Regulations on the Network Data Security Administration (the “Data Security Administration”), which will become effective on January 1, 2025. The Data Security Administration requires that network data processors conducting data processing activities that affect or may affect national security shall undergo a national security review in accordance with relevant national regulations.

We are of the opinion that, i) the CAC Rules will not apply to the Company, since the Company is a foreign entity outside jurisdiction of PRC, in case there is no applicable international treatments, and according to our inquiry, the Company does not conduct any business in the territory of PRC directly, ii) the PRC subsidiaries and all their businesses including corporate business training services, corporate consulting services, and computer hardware sales and software development etc. will not be subject to CAC’s review or approval regarding data cyber security under current-effective CAC Rules since according to inquiry with the PRC Subsidiaries, (A) all of collection and processing of any personal information or other data in the ordinary course of business are conducted by related PRC Subsidiaries within the territory of PRC, (B) such personal information or operational data handled by the PRC Subsidiaries will not be construed as important data threatening China’s national security, (C) the PRC Subsidiaries are not data processors handling personal information of more than 1 million people, and (D) none of the PRC Subsidiaries are CIIOs, which are subject to direct and more strict regulatory supervision under CAC Rules, and to our knowledge, there is no other current-effective regulations, enforceable process or procedures to implement such provisions to require a foreign entity listed overseas or any of its operating companies in PRC to obtain approval or permission from CAC.

However, neither the Cyber Security Review Measure, nor the Measures of Data Cross-Border Transfer Security Assessment, nor the CAC nor any other competent authorities provides any further detailed interpretation or explanation of applicable scope with respect to the companies’ “overseas listing” and such circumstances will “affect or may affect national security,” and we cannot assure that CAC or any other Chinese governmental authorities may have broad discretion in interpreting and enforcing these laws and regulations, including through the adoption of Regulations on the Administration of Network Data Security, which may require related PRC Subsidiaries being subject to CAC’s supervision and assessment with respect to cyber or data security review and make filings with CAC or other competent authorities.

(e)	PRC Foreign Investment Law

The operations of the PRC Subsidiaries are not subject to the foreign investment restrictions or prohibitions set forth in the “negative list” currently issued by the State Council and foreign investors are allowed to hold 100% equity interests of the PRC Subsidiaries. Therefore, we believe that as of the date of this prospectus, the operations of the PRC Subsidiaries are not restricted or limited by PRC laws and regulations for foreign investment. However, it is uncertain whether operations of the PRC Subsidiaries will be subject to the foreign investment restrictions or prohibitions in the future. While the Company’s structure does not include any VIE and the Company has no intention to rely on a VIE structure in their PRC operations, if the PRC laws and regulations were to change in the future, such changes may result in adverse changes in their operations, and the Class A ordinary shares may decline significantly in value. Substantial uncertainties exist with respect to the interpretation and implementation of newly enacted PRC Foreign Investment Law and its Implementation Rules and how they may impact the viability of the corporate structure, corporate governance, and operations.

(f)	Enforceability of Civil Procedures.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between the PRC and the country where the judgment is made or on principles of reciprocity between jurisdictions. The PRC does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against a company or its directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

(g)	Legal litigation and arbitration.

To our best knowledge after due and reasonable inquiries, there are no legal, arbitral or governmental proceedings in progress or pending, to which any of the PRC Entities is a party or of which any property of any PRC Entities located within the PRC is the subject which would individually or in aggregate, insofar as the PRC Laws are concerned, if determined adversely on such PRC Entities, have a Material Adverse Effect.

(h)	PRC Laws.

All statements set forth in the Registration Statement under the sections entitled “PROSPECTUS SUMMARY”, “RISK FACTORS”, “ENFORCEABILITY OF CIVIL LIABILITIES”, to the extent that they describe or summarize matters of PRC Laws or documents, agreements or proceedings governed by the PRC Laws, are true and accurate in all material respects, and fairly present or fairly summarize in all material respects the PRC legal and regulatory matters, proceedings referred to therein, and nothing has been omitted from such statements which would make the same misleading in any material respect.

D. Qualifications

(a)	We are only engaged by the Company to provide this Letter on the issues provided hereof, and our opinion shall not be interpreted in any extended way or be interpreted as a formal authoritative interpretation.

(b)	This Letter is rendered on the basis of PRC Laws that are publicly available and currently in force on the date hereof and there is no guarantee that any of such laws, or the interpretation or enforcement thereof, will not be changed, amended or revoked in the future with or without retrospective effect. In addition, we cannot guarantee whether relevant government departments will adopt detailed provisions or release any interpretations contrary to our analysis.

(c)	We are only qualified to practice the laws of PRC, therefore, we do not intend to provide any opinions or suggestions on any other non-legal subject matter (including without limitation the Company’s accounting, auditing, tax and asset evaluation), nor laws of any jurisdiction other than PRC.

(d)	Our opinion is subject to the effects of (1) judicial discretion with respect to the availability of specific performance, injunctive relief, indemnifications, remedies or defenses, the calculation of damages, the entitlement of attorneys’ fees and other costs, the waiver of immunity from jurisdiction of any court or from legal proceedings; and (2) the discretion of any competent PRC legislative, administrative or judicial bodies in exercising their authority in the PRC which will have retroactive effect.

(e)	We may rely, as to matters of fact (but not as to legal conclusions), to the extent we deem proper, on certificates and confirmations of responsible officers of the PRC Entities and PRC government officials.

(f)	This opinion is intended to be used in the context which is specifically referred to herein.

(g)	As used in this opinion, the expression “to our best knowledge” or similar language with reference to matters of fact refers to the current actual knowledge of the attorneys of this firm who have worked on matters for the Company in connection with the Offering thereunder. We have not undertaken any independent investigation to determine the existence or absence of any fact, and no inference as to our knowledge of the existence or absence of any fact should be drawn from our representation of the Company or the rendering of this opinion.

This opinion is delivered in our capacity as the Company’s PRC legal counsel solely for the purpose of the Registration Statement publicly submitted to the SEC on the date of this opinion and shall not be used for any other purpose without our prior written consent.

The Company or its affiliates shall make an independent judgment on the matters mentioned in this Letter in accordance with the principle of prudence, and shall not hold us liable solely based on our opinions, suggestions or conclusions. We shall not be liable in any way to any other third party for any part of this Letter.

We hereby consent to the use of this opinion in, and the filing hereof as an exhibit to, the Registration Statement, and to the reference to our name in such Registration Statement. In giving such consent, we do not thereby admit that we come within the category of the person whose consent is required under Section 7 of the U.S. Securities Act of 1933, as amended, or the regulations promulgated thereunder.

Yours faithfully,

/s/ Hebei Changjun Law Firm

Schedule Ⅰ

List of the PRC Entities

No.	PRC Entities
1.	Qingdao SOS Investment Management Co., Ltd
2.	Qingdao SOS Investment LLP
3.	SOS International Trading Co.,Ltd
4.	Common Prosperity Technology co., Ltd
5.	Xinxin Ranran International Trading Co., ltd
6.	Inner Mongolia SOS Insurance Agency Co.,Ltd.
7	Shuyun International trading Co., Ltd
8	Weigou International Trading Co., Ltd
9	Qingdao Zhiyuan Digital Technology Co., Ltd
10	SOS Auto Service Co., Ltd
11	Zhongjian Tianxia (Beijing) Investment Management Co., Ltd
12	ChexiaoerTechnology Co., Ltd
13	Chexiaoer (Tianjin) Automobile Maintenance Co., Ltd
14	Hebei Chexiaoer Technology Co., ltd